Report of Independent Registered Public Accounting Firm

The Board of Directors of
Dreyfus/Laurel Funds, Inc.:

We have examined management's assertion,
included in the accompanying Management
Statement Regarding Compliance With Certain
Provisions of the Investment Company Act of 1940,
that Dreyfus Core Equity Income Fund (the "Fund"),
a series of The Dreyfus/Laurel Funds, Inc.
(the "Company"), complied with the requirements
of subsections (b) and (c) of Rule 17f-2 under
the Investment Company Act of 1940 as of
April 30, 2009. Management is responsible for
the Fund's compliance with those requirements.
Our responsibility is to express an opinion
on management's assertion about the Fund's compliance
based on our examination.
Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight
Board (United States) and, accordingly, included examining, on a test basis, evidence about the Fund's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of April 30, 2009 and with respect to agreement of security purchases and sales, for the period from August 31, 2008
(the date of our last examination) through April 30, 2009:
1. 	Examination of The Bank of New York Mellon's (the
"Custodian") security position reconciliations for
all securities held by sub custodians and in book
entry form;
2.	Confirmation of all securities hypothecated,
pledged or placed in escrow with brokers;
3.	Inspection of documentation of other securities
held in safekeeping by the Custodian but not included
in 1. and 2. above;
4.	Reconciliation between the Fund's accounting records
and the Custodian's records as of April 30, 2009 and
verified reconciling items;
5.         Confirmation of pending purchases for the
Fund as of April 30, 2009 with brokers, and where
responses were not received, inspection of documentation
 corresponding to subsequent cash payments;
6.	Agreement of pending sale activity for the Fund
as of April 30, 2009 to documentation of corresponding
subsequent cash receipts;
7.	Agreement of the Company's trade tickets for two
purchases and two sales or maturities for the period
August 31, 2008 (the date of our last examination)
through April 30, 2009, to the books and records of
the Fund noting that they had been accurately recorded
and subsequently settled;
8.	We reviewed BNY Mellon Global Asset Servicing
Report on Controls Placed in Operation and Tests of
Operating Effectiveness ("SAS 70 Report") for the period October 1, 2007 through September 30, 2008 and noted no relevant findings were reported in the areas of Asset Custody and Control; and
9. We inquired of the Custodian who concurred that all control policies and procedures detailed in
Section III Control Objectives, Controls and Tests of Operating Effectiveness of the SAS 70 Report, have remained in operation and functioned adequately from September 30, 2008 through April 30, 2009.
In addition, we obtained written representation from the Custodian confirming the above.
We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Fund's compliance with specified requirements.
In our opinion, management's assertion that the Fund complied with the requirements of subsections
(b) and (c) of Rule 17f-2 of the Investment Company
Act of 1940 as of April 30, 2009, with respect to securities reflected in the investment account of the Fund is fairly stated, in all material respects.
This report is intended solely for the information and use of management and the Board of Directors of the Fund and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP /s/
New York, New York
July 29, 2009




July 29, 2009


Management Statement Regarding Compliance With
Certain Provisions of the Investment Company Act of 1940

Management of Dreyfus Core Equity Fund, a series of The Dreyfus/Laurel Funds, Inc.,
(the "Fund"), is responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by
Registered Management Investment Companies," of the Investment Company Act of 1940.
Management is also responsible for establishing and maintaining effective internal controls over compliance with those requirements. Management has performed an evaluation of the Fund's compliance with the requirements of subsections
(b) and (c) of Rule 17f-2 as of April 30, 2009 and from August 31, 2008 through April 30, 2009.
Based on the evaluation, Management asserts that the Fund was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of April 30, 2009 and from August 31, 2008 through April 30, 2009 with respect to securities reflected in the investment account of the Fund.

The Dreyfus/Laurel Funds, Inc.

Jim Windels
Treasurer